13013412



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 68711 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CENTRAL STATES CAPITAL MARKETS, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 W 83RD STREET, SUITE 101
(No. and Street)

| PRAIRIE VILLAGE | KANSAS | 66208-5304 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. DANIEL STEPP (913) 766-6565
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

L.L. BRADFORD & COMPANY, LLC
(Name – *if individual, state last, first, middle name*)

| 8880 W SUNSET ROAD, THIRD FLOOR | LAS VEGAS | NEVADA | 89148 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





DD 3/9/13

# OATH OR AFFIRMATION

I, J. DANIEL STEPP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CENTRAL STATES CAPITAL MARKETS, LLC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

MANAGING DIRECTOR, CEO

Title

Notary Public

PAMELA R. KASPER NOTARY PUBLIC STATE OF KANSAS My Appt. Expires 4/24/2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CENTRAL STATES CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2012

# TABLE OF CONTENTS

**The Members of Central States Capital Markets, LLC**
**Prairie Village, Kansas**

## Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Central States Capital Markets, LLC (the Company) as of December 31, 2012 and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Central States Capital Markets, LLC as of December 31, 2012 and the results of its operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

L.L. Bradford & Company
Las Vegas, Nevada
February 28, 2013

**CENTRAL STATES CAPITAL MARKETS, LLC**
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

| | | |
|---|---|---|
| Current assets: | | |
| Cash and equivalents | $ | 614,119 |
| Cash - restricted | | 350,000 |
| Inventory | | 760,677 |
| Prepaid expenses | | 31,669 |
| Total current assets | | 1,756,465 |
| Fixed assets: | | |
| Furniture, fixtures and equipment, net of accumulated depreciation of $48,063 | | 125,120 |
| Other assets: | | |
| Goodwill | | 1,559,236 |
| Deposits held | | 15,306 |
| Total other assets | | 1,574,542 |
| Total assets | $ | 3,456,127 |

LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Current liabilities: | | |
| Accounts payable and accrued expenses | $ | 149,994 |
| Note payable | | 932,771 |
| Total current liabilities | | 1,082,765 |
| Commitments: | | - |
| Members' Equity | | |
| Members' capital account | | 2,848,699 |
| Current year net loss | | (475,337) |
| Total members' equity | | 2,373,362 |
| Total liabilities and members' equity | $ | 3,456,127 |

The accompanying notes are an integral part of these financial statements

**CENTRAL STATES CAPITAL MARKETS, LLC**
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

| | | |
|---|---|---|
| Revenue: | | |
| Commissions | $ | 2,280,233 |
| Underwriting and syndication income | | 1,040,379 |
| Interest income | | 27,344 |
| Other income | | 217,490 |
| Total revenue | | 3,565,446 |
| Expenses: | | |
| Depreciation | | 24,469 |
| General and administrative | | 3,987,847 |
| Total expenses | | 4,012,316 |
| Net operating loss | | (446,870) |
| Other income and (expense): | | |
| Interest expense | | (28,467) |
| Total other income and expense | | (28,467) |
| Loss before income taxes | | (475,337) |
| Provision for income tax | | - |
| Net (loss) | $ | (475,337) |
| Members' equity – December 31, 2011 | $ | 2,183,699 |
| Permanent capital contributions | | 665,000 |
| Net loss | | (475,337) |
| Members' equity – December 31, 2012 | $ | 2,373,362 |

The accompanying notes are an integral part of these financial statements

**CENTRAL STATES CAPITAL MARKETS, LLC**
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

| | | |
|---|---|---|
| **Operating activities:** | | |
| Net loss | $ | (475,337) |
| Adjustments to reconcile net loss from operations to net cash | | |
| Used in operating activities: | | |
| Depreciation | | 24,469 |
| Note forgiveness | | 70,000 |
| Changes in operating assets: | | |
| Decrease in accounts receivable | | 208,800 |
| Decrease in inventory | | 1,063,035 |
| (Increase) in prepaid expenses | | (21,475) |
| Changes in operating liabilities: | | |
| (Decrease) in accounts payable and accrued expenses | | (53,861) |
| Net cash provided in operating activities | | 815,631 |
| **Investing activities:** | | |
| Purchase of fixed assets | | (74,915) |
| Net cash (used) in investing activities | | (75,317) |
| **Financing activities:** | | |
| Payments on note payable, net | | (1,032,840) |
| Permanent capital contributions | | 665,000 |
| Net cash provided by financing activities | | (367,840) |
| Net change in cash | | 372,876 |
| Cash, December 31, 2011 | | 591,243 |
| Cash, December 31, 2012 | $ | 964,119 |
| Supplemental cash flow information: | | |
| Interest paid | $ | 28,467 |
| Income taxes paid | $ | - |

The accompanying notes are an integral part of these financial statements

# CENTRAL STATES CAPITAL MARKETS, LLC

## STATEMENT OF CHANGES IN LAIBILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2012

There were no liabilities subordinated to the claims of creditors at the beginning of, end of, or at any time during the year ended December 31, 2012.

## SUPPLEMENTAL INFORMATION

## PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

**CENTRAL STATES CAPITAL MARKETS, LLC**
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

| | | |
|---|---|---|
| Net Capital: | | |
| Total members' equity | $ | 2,373,362 |
| Ownership equity not allowable for net capital: | | |
| Fixed assets, net of accumulated depreciation | | 125,120 |
| Goodwill | | 1,559,236 |
| Prepaid expenses | | 31,669 |
| Net capital before haircuts on investments | | 657,337 |
| Haircuts on investments | | 44,275 |
| **Net capital | $ | 613,062 |
| Aggregate indebtedness | $ | 322,088 |
| Computation of Basic Net Capital Requirement | | |
| Minimum net capital required | $ | 250,000 |
| Excess of net capital | $ | 363,062 |
| Ratio : aggregate indebtedness to net capital | | 0.5254 |

** A reconciliation between the audited computation of Net Capital and the unaudited computation as provided in the Part IIA FOCUS report was not needed as both computations produce the same Net Capital Amount.

# Central States Capital Markets, LLC

## SCHEDULE II – COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTYS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3.

# INDEPENDENT AUDITOR'S REPORT ON

# INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE

# SECURITIES AND EXCHANGE COMMISSION

**Report of Independent Registered Public Accounting Firm**
**on Internal Control Structure**
**Required by SEC Rule 17a-5**

To the Members of Central State Capital Markets, LLC
Prairie Village, Kansas

In planning and performing our audit of the financial statements of Central States Capital Markets, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included test of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governments of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment's by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purposed described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

L.L. Bradford & Company
Las Vegas, Nevada
February 28, 2013

## Note 1 – Nature of Business

Central States Capital Markets, LLC was incorporated in the State of Kansas on August 31, 2010 and is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). All membership interests in the Company are owned by Central States Financial Services, LLC (the "Parent").

## Note 2 – Summary of Accounting Policies

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Fair value of financial instruments
At December 31, 2012, our financial instruments consist of cash, accounts receivable and accounts payable. Interest rates currently available to us for long-term debt with similar terms and remaining maturities are used to estimate fair value of such financial instruments. Accordingly, since interest rates on substantially all of our debt are variable, market based rates, the carrying amounts are a reasonable estimate of fair value. See note 7 for further details.

Revenue recognition
The Company recognizes commissions from its broker services based on a settlement date basis. Fees billed and collected before services are performed are included in deferred revenue. Expenses are recorded when the obligation is incurred.

Cash and cash equivalents
The Company maintains cash balances in interest and non-interest-bearing accounts. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Property and Equipment
Property and equipment is stated at cost, and is depreciated over estimated useful lives using primarily the straight line method for financial reporting purposes. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the lives of the respective assets, are charged against earnings in the period in which they are incurred. Useful lives range from three to five years. We evaluate equipment at least annually for impairment. No such impairment was needed during the year ended December 31, 2012.

Recent issued accounting Standards
In July 2012, the FASB issued Accounting Standard Updates No. 2012-02 (ASU No. 2012-02) "Testing Indefinite-Lived Intangible Assets for Impairment" The objective of the ASU No 2012-02 is to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. The amendments permit an entity first to assess qualitative factors to determine whether it is more likely than not

## Note 2 – Summary of Accounting Policies, continued

that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30, Intangibles—Goodwill and Other—General Intangibles Other than Goodwill. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent.

In August 2012, the FASB issued Accounting Standards Update No. 2012-03 (ASU No. 2012-03) "Technical Amendments and Corrections to SEC Sections" Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 114, Technical Amendments Pursuant to SEC Release No. 33-9250, and Corrections Related to FASB Accounting Standards Update 2010-22.

In October 2012, the FASB issued Accounting Standards Update No. 2012-06 (ASU No. 2012-06) "Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution" Accounting for a business combination requires that at each subsequent reporting date, an acquirer measure an indemnification asset on the same basis as the indemnified liability or asset, subject to any contractual limitations on its amount, and, for an indemnification asset that is not subsequently measured at its fair value, management's assessment of the collectability of the indemnification asset. The objective of this Update is to address the diversity in practice about how to interpret the terms on the same basis and contractual limitations when subsequently measuring an indemnification asset recognized in a government-assisted (Federal Deposit Insurance Corporation or National Credit Union Administration) acquisition of a financial institution that includes a loss-sharing agreement (indemnification agreement).

International Financial Reporting Standards
In November 2008, the Securities and Exchange Commission ("SEC") issued for comment a proposed roadmap regarding potential use of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. Under the proposed roadmap, the Company would be required to prepare financial statements in accordance with IFRS in fiscal year 2014, including comparative information also prepared under IFRS for fiscal 2013 and 2012. The Company is currently assessing the potential impact of IFRS on its financial statements and will continue to follow the proposed roadmap for future developments.

## Note 3 – Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate debt balances, as defined in the SEC's Reserve Requirement Rule (Rule 15c3-3). At December 31, 2012, the Company had net capital of $613,062 and was $363,062 in excess of its required net capital of $250,000.

## Note 4 – Cash and equivalents, restricted – clearing broker deposits

The Company has entered into securities clearing agreements with Pershing, LLC. Pursuant to this agreement, the Company is required to maintain a deposit account with the clearing firm in an amount determined based on the Company's transaction volume.

Pursuant to the terms of the Company's Commercial Pledge Agreement and Promissory Note with Security Bank of Kansas City, the Company also maintains a money market account with the bank as additional collateral to its promissory note.

As of December 31, 2012, the Company maintained deposits of $100,000 and $250,000, respectively in connection with its clearing agreement and promissory note.

**Note 5 – Term note receivable**

On December 31, 2010, the Company acquired $140,000 in connection with three notes receivable acquired in the "Transfer and Assumption Agreement" with DeWaay Financial Network, LLC. The original notes were issued on January 1, 2008, to three employees of DeWaay, in the principal sum of $350,000, maturing on December 31, 2012. Pursuant to the original note terms, a portion of the principal balance is to be forgiven each year whereby the entire balance is to be forgiven at maturity. As of December 31, 2012, the Company expensed $70,000 representing the remaining principal balance as compensation to the employees.

**Note 6 – Income taxes**

The Company is a wholly owned subsidiary of Central States Financial Services, LLC and therefore is included in the consolidated federal and state tax returns filed by Central States Financial Services, LLC it's parent company. As of December 31, 2012, there is a net operating loss of approximately $475,384 available for consolidation. The members of a limited liability company are taxed on their proportionate share of the Company's taxable income, therefore; no provision or liability for federal or state income taxes has been included in the financial statements for the year ended December 31, 2012.

**Note 7 – Fair value measurements**

The Company adopted ASC Topic 820-10 to measure the fair value of certain of its financial assets required to be measured on a recurring basis. The adoption of ASC Topic 820-10 did not impact the Company's financial condition or results of operations. ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability. (The Company has no level 3 assets or liabilities.)

The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

| | Level 1 | Level 2 | Total |
|---|---|---|---|
| Investments | - | 760,677 | 760,677 |
| Other assets | - | 15,306 | 15,306 |
| Goodwill | - | 1,559,236 | 1,559,236 |
| Note payable | - | 932,771 | 932,771 |

**Note 8 – Note payable**

On December 31, 2010, the Company entered into a Commercial Pledge Agreement and Promissory Note with Security Bank of Kansas City for the principal sum of $5,000,000. The promissory note matured on December 31, 2011 and bears interest a variable rate equal to Security Bank of Kansas City's quoted base rate, currently 3.25%, plus 1.75%. During the year ended December 31, 2012 the interest remained constant at 5.0%. On December 13, 2012, Security Bank issued an extension agreement whereby extending the maturity to March 31, 2013. The promissory note is collateralized by the Company's depository accounts and marketable securities to the extent the unpaid principal balance. As of December 31, 2012, the principal balance outstanding was $932,771 and interest expensed in connection with the loan totaled $28,467.

**Note 9 – Commitments and contingencies**

Effective January 1, 2011, the Company assumed two long-term lease agreements for office space located in Kansas City, Missouri and Wichita, Kansas in connection with its December 31, 2010 Acquisition Agreement. The Kansas City office lease expires on April 30, 2013, with one option to extend for an additional five-year term. The Wichita lease expires on November 30, 2014 with no stated renewal options.

On June 1, 2012, the Company entered into a five-year lease agreement expiring on May 31, 2017, with Corinth Commercial Property, LLC, a related party, for office space located in Prairie Village, Kansas. Pursuant to the provision of the lease agreement, the Company is required to pay monthly base rent in the amount of $6,250 and has the option to extend the lease four additional five-year terms with a 10% incremental increase in base rent per renewal term.

The annual lease payments due pursuant to this agreement are as follows:

| Year Ending December 31, | Amount |
|---|---|
| 2013 | 196,689 |
| 2014 | 118,269 |
| 2015 | 75,000 |
| 2016 | 75,000 |
| 2017 | 31,250 |
| Total | 496,208 |

**Note 10 – Related party transactions**

Lease agreement
On June 3, 2012, the Company entered into a lease agreement with Corinth Commercial Property, LLC for commercial office space. The member's of Central States Financial Services, LLC has a one-third interest in the real property which is subject to the lease agreement. Central States Financial Services, LLC owns 100% interest in Central States Capital Markets, LLC.

Contributed capital
As of December 31, 2012, the Company has received a permanent capital contribution from Central States Financial Services, LLC in the amount of $665,000.

**Note 11 – Members' equity**

During the year ended December 31, 2012, the Company has received an additional $665,000 from its parent Company, Central States Financial Services, LLC, in permanent capital contributions. As of December 31, 2012, total contributed capital is $3,690,000.

**Note 12 – Computation of determination of reserve requirements (Rule 15c3-3)**

A computation of reserve requirements is not applicable to the Company as the Company qualifies for an exemption under Rule 15c3-3(k) (2) (ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

**Note 13 – Information relating to possession or control requirements (Rule 15c3-3)**

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k) (2) (ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

**Note 14 – Subsequent events**

The Company has evaluated all subsequent events through the date the financial statements were issued, and determined that there are no subsequent events to record or disclose.

Board of Directors
Central States Capital Markets, LLC
Prairie Village, Kansas

**Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012, which were agreed to by Central States Capital Markets, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

L.L. Bradford & Company, LLC
Las Vegas, Nevada
February 28, 2013

# CENTRAL STATES CAPITAL MARKETS, LLC

Statement of Assessment and Payments to the SIPC

For the Year Ended December 31, 2012

**CENTRAL STATES CAPITAL MARKETS, LLC**
SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SIPC
FOR THE YEAR ENDED DECEMBER 31, 2012

| | | | |
|---|---|---|---|
| Total revenue | | | |
| January 1, 2012 to June 30, 2012 | $ 1,788,696 | | |
| July 1, 2012 to December 31, 2012 | 1,776,750 | | |
| Total revenue | | | $ 3,565,446 |
| Direct expenses: | | | |
| January 1, 2012 to June 30, 2012 | 83,839 | | |
| July 1, 2012 to December 31, 2012 | 106,647 | | |
| Total direct expenses | | $ 190,486 | |
| Interest expense | | | |
| January 1, 2012 to June 30, 2012 | 15,541 | | |
| July 1, 2012 to December 31, 2012 | 12,786 | | |
| Total interest expense | | 28,327 | |
| Total deductions | | | 218,813 |
| SIPC Net operating revenues | | | $ 3,346,633 |
| General assessment @ 0.0025 | | | 8,367 |
| Total due for the year ended December 31, 2012 | | | $ 8,367 |
| SIPC Payments | | | |
| Payment, July 30, 2012 | | | 1,845 |
| Payment, February 28, 2013 | | | 6,522 |
| Total payments to SIPC for the year ended December 31, 2012 | | | $ 8,367 |

SIPC-7 (33-REV 7/10)

SIPC-7 (33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068711 FINRA DEC
CENTRAL STATES CAPITAL MARKETS LLC 17*17
4200 W 83RD ST STE 101
PRAIRIE VILLAGE KS 66208-5304

SEC Mail Processing Section
MAR 01 2013
Washington DC
401

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 8,367

B. Less payment made with SIPC-6 filed (exclude interest) ( 1,845 )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 6,522

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,522

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,522

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CENTRAL STATES CAPITAL MARKETS, LLC
(Name of Corporation, Partnership or other organization)

J. DANIEL STEPP
(Authorized Signature)

MANAGING DIRECTOR, CEO
(Title)

Dated the 27 day of FEBRUARY, 20 13.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 3,565,446 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | -0- |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | 105,860 |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation) | 84,626 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 28,327 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | 28,327 |
| Total deductions | 218,813 |
| 2d. SIPC Net Operating Revenues | $ 3,346,633 |
| 2e. General Assessment @ .0025 | $ 8,367 |
| | (to page 1, line 2.A.) |

**Central States Capital Markets LLC**

2458

| REFERENCE NO. | DESCRIPTION | INVOICE DATE | INVOICE AMOUNT | DISCOUNT TAKEN | AMOUNT PAID |
|---|---|---|---|---|---|
| 022813 | General Assessment | 2/28/13 | 6,522.00 | | 6,522.00 |

| CHECK DATE | CHECK NO. | PAYEE | DISCOUNTS TAKEN | CHECK AMOUNT |
|---|---|---|---|---|
| 2/28/13 | 2457 | SIPC | | $6,522.00 |

**Central States Capital Markets LLC**
4200 W. 82nd Street Ste 101
Prairie Village, Kansas 66208

Check Number: 2457

**Security Bank of Kansas City**
701 Minnesota Avenue
Kansas City, Kansas 66101
18-92/1010

2458

DATE
Feb 28, 2013

AMOUNT
$ 6522.00

Memo:

PAY Six Thousand Five Hundred Twenty-Two and 00/100 Dollars

TO THE ORDER OF:

SIPC
P O Box 92185
Washington, DC 20090-2185

AUTHORIZED SIGNATURE

Details on Back. Security Features Included

⑈002458⑈ ⑆101000925⑆1101023078361⑈